

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 26, 2014

Via E-mail
Brian A. Leuthner
President and Chief Executive Officer
Edge Therapeutics, Inc.
200 Connell Drive, Suite 1600
Berkeley Heights, NJ 07922

>   **Re: Edge Therapeutics, Inc.**
>   **Amendment No. 3 to Draft Registration Statement on Form S-1**
>   **Submitted September 10, 2014**
>   **CIK No. 0001472091**

Dear Mr. Leuthner:

We have reviewed your amended draft registration statement and have the following additional comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this comment and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources
Hercules Loan and Security Agreement, page 62

1. Although you indicate in the last sentence on page 62 that the conversion and investment rights you identify do not apply to this offering, it is unclear whether these rights survive the offering and will therefore apply to any private placement transactions you may complete after this offering. Please revise your disclosure to clarify and, if they do survive, please expand your disclosure to describe the major terms of each provision.

If you intend to respond to this comment with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

 Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

 You may contact Christine Torney at (202) 551-3652 or Mark Brunhofer at (202) 551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Stephenson at (202) 551-3192, Dan Greenspan at (202) 551-3623, or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Daniel Greenspan *for*

Jeffrey P. Riedler
Assistant Director

cc: <u>Via E-mail</u>
  David S. Rosenthal, Esq.
  Dechert LLP